Filed by First Cash Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: First Cash Financial Services, Inc.;

Cash America International, Inc.

Commission File No.: 000-19133

First Cash Employee FAQ

1.	What was announced?

•	We announced that First Cash has entered into a definitive agreement to merge with Cash America.

•	The new company, to be named FirstCash, will have one of the largest retail pawn store footprints in Latin America and the United States, with over 2,000 locations across four countries.

2.	Who is Cash America?

•	Cash America serves consumers in the United States primarily under the brand names Cash America Pawn and SuperPawn and is a leading pawn retailer in the nation.

•	They have significant presence in many markets where First Cash does not currently have stores such as Las Vegas, Florida, Washington state, Arizona and Louisiana, among others.

•	The Company is headquartered in Fort Worth, Texas, and has grown to approximately 900 locations in 20 states since its founding in 1984.

3.	Why is First Cash combining with Cash America? What are the benefits of the combination?

•	This is a transformational combination that creates compelling growth and value creation opportunities for both companies’ stakeholders, including our employees and shareholders.

•	Cash America is an ideal partner for First Cash, and this combination will enable us to achieve our goals faster than we could on our own.

•	The increased scale resulting from this combination will enable us to serve more consumers in more markets than ever before. Our geographic footprints are highly complementary. We have limited overlap of stores in most U.S. markets.

•	We will also benefit from significant run-rate synergies, such as technology integration, and robust cash flows that we can use to enhance our ability to pursue expansion plans in the Latin American region, which we expect to be our primary store growth vehicle.

•	While subject to the approval of the combined company’s board of directors, it is expected that the new company will pay an annual cash dividend of $0.76 per share, paid quarterly, which is approximately 50% greater than First Cash’s current dividend policy.

4.	What does this combination mean for First Cash and Cash America employees?

•	We will continue to operate as usual until closing.

•	Broadly speaking, we are creating a stronger, diversified organization that is even better positioned for growth and value creation, and our employees will be a part of this industry leader.

•	As we bring the companies together, we expect employees will benefit from additional opportunities for growth and career development over the long term, and like other shareholders, employee shareholders will benefit from the value creation of the combined company.

•	However, employees should not expect significant differences in their day-to-day roles and responsibilities with the closing of the transaction.

•	Our announcement is just the first step, and it is important that all of us continue to remain focused on the business and our roles in it.

5.	Will there be any store closings as a result of the transaction?

•	This transaction is about growth.

•	We do not anticipate store closings as a result of the transaction.

6.	Will there be any changes to employee salaries, compensation or benefits as a result of the combination?

•	We will continue to operate as usual through closing with employees’ salaries, compensation and benefits also continuing as usual.

•	As always, we are committed to competitive compensation and benefits, and to the extent there are any changes, we would inform you well in advance as we have in the past.

7.	Are any layoffs planned as a result of the combination?

•	It is premature to speculate on that.

•	We will continue to operate as usual through closing.

•	In the course of integration planning work over the coming months, decisions will be made regarding the organizational structure for the combined company and the support needed at the corporate level. As decisions are made, we will continue to communicate with employees.

•	Both companies recognize the contributions employees have made and to the extent there are changes, we are committed to assisting with care and respect.

8.	Will severance be offered if there are any job changes?

•	It is premature to speculate on any potential job changes.

•	We will continue to operate as usual through closing.

9.	How will the two companies be integrated?

•	We will continue to operate as usual until closing.

•	Over the coming months, we expect to build a planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together.

•	We are still early in the process, and it is therefore premature to discuss specifics at this time.

•	That said, employees should know that our companies are highly complementary, and we both have teams with a proven record of successfully integrating acquisitions.

•	We are confident that we will have a smooth and seamless merger process.

10.	Will my manager or reporting line change?

•	We do not expect significant changes to reporting lines or management structures as a result of the transaction.

•	To the extent there are changes, we would inform you as we have in the past.

11.	Who will lead the combined company?

•	Upon completion of the transaction:

•	Dan Feehan, Chairman of Cash America, will serve as Non-Executive Chairman of the new FirstCash.

•	Rick Wessel, Chairman and Chief Executive Officer of First Cash, will serve as Vice Chairman and Chief Executive Officer.

•	Brent Stuart, Cash America’s President and Chief Executive Officer, will serve as President and Chief Operating Officer.

•	Doug Orr, Executive Vice President and Chief Financial Officer of First Cash, will serve as Executive Vice President and Chief Financial Officer.

•	The combined company’s board of directors will be comprised of seven directors, three of whom will be designated by First Cash, three by Cash America and a former First Cash director endorsed by Cash America.

12.	Where will the combined company be headquartered?

•	The combined company will be headquartered in Fort Worth, Texas.

•	We will continue to operate as usual through the closing of the transaction, at which time we will begin transitioning the combined company to Cash America’s existing facility in Fort Worth, which Cash America owns and which has extra space to accommodate the combined organization.

13.	What are the next steps? When will the combination be completed?

•	It is important to remember that this announcement is just the first step. Until the merger closes, which we expect to occur in the second half of 2016, we will continue to operate as a separate, independent company.

•	It should be business as usual for all First Cash employees. We should all continue to focus on our business priorities and day-to-day responsibilities.

14.	What should I say if I’m contacted by media, investors or other third parties about the transaction?

•	Consistent with company policy, please forward any inquiries from members of the media, investment community or other interested parties to Gar Jackson at (949) 873-2789 or gar@globalirgroup.com.

15.	Who can I speak to if I have additional questions?

•	If you have additional questions, you may contact your manager or HR representative, as usual.

•	Keep in mind, the merger was just announced, and we are early in this process.

•	We will do our best to answer questions and will provide as much information as we can, when we can.

Forward Looking Statements

This communication contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of First Cash and Cash America. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of First Cash and Cash America, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated synergies and cost savings and future financial and operating results; future capital returns to stockholders of the combined company; First Cash’s and Cash America’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to First Cash and Cash America and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that First Cash or Cash America may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of First Cash and/or Cash America, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: the effect of future regulatory or legislative actions on the companies or the industries in which they operate and the effect of compliance with enforcement actions, orders or agreements issued by applicable regulators; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; economic and foreign exchange rate volatility, particularly in Latin American markets; adverse gold market or exchange rate fluctuations; increased competition from banks, credit unions, internet-based lenders, other short-term consumer lenders and other entities offering similar financial services as well as retail businesses that offer products and services offered by First Cash and Cash America; decrease in demand for First Cash’s or Cash America’s products and services; public perception of First Cash’s and Cash America’s business and business practices; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; risks related to any current or future litigation proceedings; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on First Cash’s or Cash America’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in First Cash’s and Cash America’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings.

Many of these risks, uncertainties and assumptions are beyond First Cash’s or Cash America’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither First Cash nor Cash America undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Neither First Cash nor Cash America gives any assurance (1) that either First Cash or Cash America will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning First Cash, Cash America, the proposed transaction, the combined company or other matters and attributable to First Cash or Cash America or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between First Cash and Cash America or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction between First Cash and Cash America will be submitted to the respective stockholders of First Cash and Cash America for their consideration. First Cash will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of First Cash and Cash America that also constitutes a prospectus of First Cash. First Cash and Cash America will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. First Cash and Cash America also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which First Cash or Cash America may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FIRST CASH AND CASH AMERICA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST CASH, CASH AMERICA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about First Cash and Cash America, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. First Cash and Cash America make available free of charge at www.firstcash.com and www.cashamerica.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

First Cash, Cash America, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Cash and Cash America in connection with the proposed transaction. Information about the directors and executive officers of First Cash is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 30, 2015. Information about the directors of Cash America is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 7, 2016, and information about the executive officers of Cash America is set forth in Cash America’s Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.